SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CAREMARK RX, INC.

(Name of Subject Company)

CAREMARK RX, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141705103

(CUSIP Number of Class of Securities)

Peter J. Clemens IV

Executive Vice President and Chief Financial Officer

Caremark Rx, Inc.

211 Commerce Street

Suite 800

Nashville, TN 37201

(615) 743-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Sara J. Finley, Esq. Senior Vice President, Secretary and Assistant General Counsel Caremark Rx, Inc. 211 Commerce Street Suite 800 Nashville, TN 37201 (615) 743-6600	Michael J. O’Brien, Esq. Tracey A. Zaccone, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, NY 10036 (212) 556-2100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

The name of the subject company is Caremark Rx, Inc., a Delaware corporation (“Caremark” or the “Company”). The address of the Company’s executive offices is 211 Commerce Street, Suite 800, Nashville, TN 37201. The Company’s telephone number at that location is (615) 743-6600.

The title of the class of equity securities to which this Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 (this “Supplemental 14D-9”), which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2007, as amended by Amendment No. 1 filed with the SEC on January 26, 2007 (as amended, the “Statement”) relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. As of March 7, 2007, there were 426,637,687 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Supplemental 14D-9 is being filed by the subject company, Caremark Rx, Inc. The Company’s name, address and business telephone number are set forth in Item 1.

This Supplemental 14D-9 relates to the exchange offer by Express Scripts, Inc. (“Offeror” or “Express Scripts”), a Delaware corporation, to purchase all the outstanding shares of Company Common Stock for (i) $29.25 in cash, less any applicable withholding taxes and without interest, (ii) 0.426 shares of Express Scripts common stock, par value $0.01 per share (together with the associated preferred stock purchase rights) and (iii) an additional $0.00481 cash per day beginning on April 1, 2007 through the earlier to occur of (a) the closing date of Express Scripts’ proposed acquisition of the Company and (b) 45 days after the date on which Express Scripts receives approval of the Federal Trade Commission (the “FTC”) for the proposed Express Scripts/Caremark combination (the “Interest Component” and together with (i) and (ii), the “Offer Price”) for each share of Company Common Stock, upon the terms and subject to the conditions set forth in (1) the Prospectus/Offer to Exchange, dated January 16, 2007, as amended (the “Offer to Exchange”) and (2) the related Letter of Transmittal (which, together with the Offer to Exchange and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Offeror filed a Tender Offer Statement on Schedule TO with the SEC on January 16, 2007 (“Schedule TO”). On January 16, 2006 Offeror also filed a registration statement on Form S-4 (the “Registration Statement”) relating to securities to be issued in connection with the Offer to Exchange. Offeror filed an amended Schedule TO on March 8, 2007 with the SEC to add the Interest Component to the Offer Price.

The purpose of the Offer as stated by Express Scripts is to acquire control of, and ultimately the entire equity interest in, the Company. Offeror has also indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of the Company with and into a wholly owned subsidiary of Express Scripts (the “Merger”). The Offer to Purchase states that the principal executive offices of Offeror are located at 13900 Riverport Dr., Maryland Heights, Missouri, 63043.

Under the Delaware General Corporate Law (“DGCL”), if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror would be able to approve the Merger without a vote of the board of directors of the Company (the “Company Board”) or the other stockholders of the Company. If Offeror does not acquire at least 90% of the outstanding shares of Company Common Stock, subject to Section 203 of the DGCL, the second-step merger must be approved by the Company Board and the affirmative vote of the stockholders of the Company holding a majority of the Company Common Stock. Subject to Section 203 of the DGCL, if Express Scripts acquired, pursuant to the Offer or otherwise, at least a majority of the outstanding shares of Company Common Stock, Express Scripts would, subject to approval of the Company Board, have sufficient voting power to approve the second-step merger without the affirmative votes of any other stockholder of Caremark.

Item 4. The Solicitation or Recommendation.

Recommendation. Following a meeting of the Company Board held on March 8, 2007, and upon thorough consideration of the Offer after consultation with outside legal counsel and financial advisors and based upon (i) the terms and conditions of the Offer and (ii) the terms and conditions of the agreement and plan of merger, dated as of November 1, 2006, by and among the Company, CVS and Twain MergerSub L.L.C., a wholly owned subsidiary of CVS, as amended by Amendment No. 1 dated as of January 16, 2007 (the “CVS Merger Agreement”) and (iii) for the reasons set forth in the Statement, the Company Board continues to unanimously recommend that the stockholders of the Company reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer (the “Board Recommendation”). See “Reasons for the Recommendation of the Company Board to Reject the Offer and Not Tender Shares of Company Common Stock to Offeror in the Offer” in the Statement, which are incorporated by reference in this Supplemental 14D-9 by reference, for further detail.

Intent to Tender. In light of (i) Express Scripts’ exchange offer, (ii) the CVS Merger Agreement and (ii) the Board Recommendation, after due and reasonable inquiry, to the Company’s knowledge, the executive officers and directors of the Company currently intend not to tender shares of Company Common Stock held of record or beneficially owned by them to Offeror in the Offer.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described in this Supplemental 14D-9 or the Statement (including in the Exhibits to this Supplemental 14D-9 or the Statement) or as incorporated herein or therein by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described in this Supplemental 14D-9 or the Statement (including in the Exhibits to this Supplemental 14D-9 or the Statement) or as incorporated herein or therein by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

On March 8, 2007, after several days of negotiations and telephonic meetings of the Company Board on March 6, 7 and 8, 2007, at which increasing the dividend was considered, Caremark and CVS agreed to increase the special cash dividend payable to Caremark stockholders promptly following closing of the merger with CVS to $7.50 per share from the previously announced $6.00 per share. After thorough consideration in consultation with outside legal and financial advisors, the Company Board declared on March 8, 2007 an additional special cash dividend in the amount of $1.50 per share of Caremark common stock (or $7.50 in the aggregate) (the “Cash Dividend”). The Cash Dividend will be paid at or immediately following the effective time of the merger to Caremark stockholders as of the closing date of the merger. Payment of the Cash Dividend is conditioned on the completion of the merger. In addition, adjustments will be made with respect to Caremark’s outstanding stock options to reflect the Cash Dividend. Caremark expects that the merger with CVS will be completed promptly after the receipt of the requisite approvals by Caremark’s and CVS’ shareholders.

In addition, CVS and Caremark announced on March 8, 2007 that, consistent with (and in lieu of) the previously announced accelerated share repurchase program, the combined company will, after the closing of the merger, conduct a tender offer for 150 million shares, or such fewer shares as are validly tendered, of the combined company’s stock at a fixed price of $35 per share.

CVS has advised Caremark that this latest increase in the dividend, together with the post-closing tender offer, represents the best and final proposal to which CVS will consent. Further, CVS has advised Caremark that CVS intends to hold its special meeting of shareholders to vote upon the merger on March 15, 2007.

On March 7 and 8, 2007, the Company Board met telephonically to discuss the Offer, as amended by Express Scripts on March 7, 2007. After thoroughly reviewing the amended Offer as set forth in the Schedule TO in consultation with outside legal and financial advisors, the Company Board unanimously reaffirmed its determination that the Express Scripts proposal does not constitute, and is not reasonably likely to lead to, a “Superior Proposal” as defined in the CVS Merger Agreement. Further, for all of the reasons set forth in this Supplemental 14D-9 and the Statement, the Company Board unanimously reaffirmed its prior determination that the Express Scripts proposal does not meet the requisite standards established under the CVS Merger Agreement for permitting Caremark to engage in discussions with Express Scripts and that engaging in discussions with Express Scripts is not in the best interests of the Company and its stockholders. The Company Board unanimously voted to recommend that the Caremark stockholders reject the Offer from Express Scripts. In making each of these determinations, the Company Board reviewed the conditions to Express Scripts’ Offer and reaffirmed the compelling strategic benefits of a merger with CVS to the Company’s shareholders and customers.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following in lieu of the sections captioned “Appraisal Rights” and “Antitrust” in the Statement.

Appraisal Rights. Pursuant to, and in accordance with, an opinion of the Delaware Court of Chancery issued on February 23, 2007, if the merger with CVS is completed, holders of shares of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, which is referred to as Section 262, provided that they comply with the conditions established by Section 262. Shareholders are urged to read carefully the discussion of appraisal rights, and a copy of Section 262, that are contained in the proxy supplement dated February 24, 2007, which was previously mailed to Caremark stockholders on February 24, 2007 and is hereby incorporated by reference in this Supplemental 14D-9.

Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Offeror of a Premerger Notification and Report Form with respect to the Offer, unless Offeror receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer (known as a “second request”), the waiting period will be extended through the thirtieth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time. It should be noted that on March 7, 2007, Express Scripts announced that it expected to receive a second request from the FTC.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the second-step merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the second-step merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Delaware Litigation. In January 2007, Express Scripts and KEW Corporation, which are collectively referred to as Express Scripts, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) filed a lawsuit in the Delaware Court of Chancery against Caremark, its directors, CVS and AdvancePCS. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the proposed merger with CVS. The plaintiffs seek, among other things, declaratory relief and preliminary and permanent injunctive relief to prevent the proposed merger. The plaintiffs also seek declaratory relief holding that Skadden’s representation of Express Scripts does not violate Skadden’s professional, ethical or contractual obligations. The complaint was amended in January 2007 to add, among other things, claims and allegations that Caremark has made false and misleading public statements regarding the proposed merger with CVS and an alternative transaction proposed by Express Scripts. The court has ordered this lawsuit coordinated with the earlier filed lawsuit in the Delaware Court of Chancery as described in the following paragraph.

In December 2006, the Louisiana Municipal Police Employees’ Retirement System also filed an alleged class action lawsuit purportedly on behalf of Caremark stockholders in the Delaware Court of Chancery against Caremark’s directors and CVS. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the proposed merger with CVS. The complaint also alleges that the joint proxy statement/prospectus filed by CVS on December 19, 2006 omits certain material information. The plaintiffs seek, among other things, preliminary and permanent injunctive relief to prevent the proposed merger. The lawsuit was amended in January 2007 to add the R.W. Grand Lodge of Free & Accepted Masons of Pennsylvania as a plaintiff and to add Caremark as a defendant. On February 12, 2007, the plaintiffs moved to postpone the special meeting of Caremark stockholders scheduled for February 20, 2007, contending that stockholders should have additional time to consider the supplemental proxy disclosures made by the Company on February 12, 2007. On February 13, 2007, the court granted the plaintiffs’ motion and ruled that the special meeting of Caremark stockholders should be postponed until no sooner than March 9, 2007.

The plaintiffs in both actions moved for a preliminary injunction to enjoin the proposed merger with CVS, and these motions were heard on February 16, 2007. On February 23, 2007, the Delaware Court of Chancery refused to broadly enjoin Caremark’s proposed merger with CVS and held that Caremark stockholders could vote on the proposed merger with CVS 20 days after Caremark makes supplemental disclosures regarding appraisal rights and the fee arrangements between Caremark and its financial advisors. These supplemental disclosures were made on February 24, 2007, and the special meeting of Caremark stockholders at which the proposed merger with CVS will be voted on has been scheduled for March 16, 2007.

On February 28, 2007, Express Scripts applied for leave to pursue an appeal of the Court’s February 23 decision to the Delaware Supreme Court. On March 1, 2007, Express Scripts moved to postpone the special meeting of Caremark stockholders scheduled for March 16, 2007, contending that the supplemental disclosures made on February 24, 2007 contained false and misleading statements. On March 1, 2007, Express Scripts also moved to enjoin any vote of Caremark stockholders on the proposed merger with CVS pending a determination of its appeal by the Delaware Supreme Court. On March 2, 2007, in the Delaware Supreme Court, Express Scripts filed a notice of appeal of the Court of Chancery’s February 23 decision and moved to expedite its appeal. On March 5, 2007, Louisiana Municipal Police Employees’ Retirement System and the R.W. Grand Lodge of Free & Accepted Masons of Pennsylvania moved to hold Caremark and its directors in contempt of the Court’s February 23 decision, seeking to postpone the special meeting of Caremark stockholders scheduled for March 16, 2007 and void all proxy cards procured by or on behalf of Caremark. On March 7, 2007, the Court of Chancery denied each of plaintiffs’ motions and Express Scripts’ application for leave to pursue an appeal. The Delaware Supreme Court has not yet determined whether to accept or refuse Express Scripts’ appeal of the Court of Chancery’s February 23 decision and has not yet ruled on Express Scripts’ motion to expedite the appeal.

Tennessee Litigation. In January 2007, Pirelli Armstrong Tire Corporation Medical Benefits Trust filed a purported shareholder derivative lawsuit in the United States District Court for the Middle District of Tennessee against Caremark’s directors and CVS. The lawsuit states that it was filed for the benefit of Caremark, which is the nominal defendant, and asserts federal securities claims regarding Caremark’s disclosures concerning the proposed transaction with CVS. The plaintiff seeks, among other things, preliminary and permanent injunctive relief to prevent the proposed merger. In January 2007, the court granted the defendants’ motion to stay the proceedings in favor of the Delaware litigation described above. On March 2, 2007, the court administratively closed the case subject to future reopening depending on resolution of the merger-related proceedings in Delaware.

In December 2006, Laurence M. Silverstein filed a purported class action lawsuit purportedly on behalf of Caremark stockholders relating to the proposed merger between Caremark and CVS in the United States District Court for the Middle District of Tennessee. The suit was brought against Caremark, its directors, CVS and CVS’ chief executive officer. The complaint alleged, among other things, that the Caremark directors breached their fiduciary duties by entering into the proposed merger with CVS and that the CVS defendants aided and abetted such breaches of duty. The plaintiff seeks, among other things, preliminary and permanent injunctive relief to prevent the proposed merger, to direct the defendants to obtain a transaction which is in the best interests of Caremark shareholders, and to impose a constructive trust upon any benefits improperly received by the defendants. In January 2007, the plaintiff filed an amended class action complaint and moved for expedited discovery and preliminary injunctive relief. The amended class action complaint adds allegations that the joint proxy statement/prospectus filed on December 19, 2006 omits certain material information. On January 8, 2007, the court stayed the lawsuit and administratively closed the case. On January 10, 2007, the plaintiff moved to vacate the stay order, and this motion was denied.

In November 2006, the Iron Workers of Western Pennsylvania Pension Plan filed a purported class action lawsuit purportedly on behalf of Caremark stockholders in the United States District Court for the Middle District of Tennessee against Caremark and its directors. The complaint alleged, among other things, that the directors breached their fiduciary duties by entering into the proposed merger with CVS. The plaintiff sought, among other things, preliminary and permanent injunctive relief to prevent the proposed merger, to direct the defendants to obtain a transaction which is in the best interests of Caremark stockholders and to impose a constructive trust upon any benefits improperly received by the defendants. In December 2006, the plaintiff moved for a temporary restraining order enjoining certain provisions of the Merger Agreement, expedited discovery, and an order to show cause why the proposed merger should not be preliminarily enjoined. On December 22, 2006, the court denied the plaintiff’s motion for a temporary restraining order. In January 2007, the defendants moved to stay the lawsuit. On January 5, 2007, the court stayed the lawsuit, denied the plaintiff’s motion to expedite discovery and for an order to show cause, and administratively closed the case.

In November 2006, the Sheetmetal Workers Local 28 Pension Fund filed a purported class action lawsuit in the Chancery Court of Davidson County, Tennessee against Caremark and its directors. The complaint alleges, among other things, that the directors breached their fiduciary duties in approving the proposed merger. The plaintiff seeks, among other things, a declaration that the directors breached their fiduciary duties and injunctive relief preventing the proposed merger. In December 2006, the plaintiff sought to transfer the case to the Circuit Court for Davidson County, Tennessee and to consolidate it with the pending In Re: Caremark Rx, Inc. Stock Option Litigation described below. The defendants opposed the proposed transfer and consolidation. On January 12, 2007, the Circuit Court denied the proposed transfer and consolidation.

In January 2006, a purported shareholder derivative lawsuit was filed by the City of Dania Beach Police & Firefighters’ Retirement System, the Washtenaw County Employees Retirement System, and Nicholas Weil (“Dania Beach”) in the Circuit Court of Davidson County, Tennessee. The lawsuit states that it was filed for the benefit of Caremark Rx, which is a nominal defendant. The defendants are the current members and one former member of the Company Board. The complaint alleges that the individual defendants breached their fiduciary duties by failing adequately to oversee Caremark’s operations with respect to, among other things, providing pharmacy benefit management services under its contract with the State of Florida. The allegations appear to be based largely on allegations asserted in other pending lawsuits against the Company and in media reports, including allegations contained in the Florida qui tam action described below. The complaint seeks to recover compensatory damages plus costs and attorneys’ fees from the individual defendants. In May, while the Company’s motion to dismiss was pending, the plaintiffs filed a new complaint, purporting to add claims relating to certain stock option grants and naming a number of the Company’s former officers who, among other things, are alleged to have received stock option grants. Additionally, two other putative shareholder suits, one by Marie Soffer and the other by Robert I. Garber, were filed in the Circuit Court of Davidson County, Tennessee, naming Caremark Rx as a nominal defendant and asserting similar claims and allegations against certain of the Company’s current and former directors concerning stock option grants. These lawsuits likewise seek to recover damages plus costs and attorneys’ fees from the individual defendants. In September 2006, the judge presiding over these three state derivative lawsuits consolidated all claims and allegations concerning the stock option grants into a single suit (In Re: Caremark Rx, Inc. Stock Option Litigation) and ordered that the claims and allegations not related to the stock option grants contained in the original Dania Beach complaint must proceed separately. In October 2006, the plaintiffs in the consolidated options suit filed a consolidated complaint, and the plaintiffs in the separate Dania Beach suit filed an amended complaint. A purported second amended shareholder derivative and class action complaint purportedly on behalf of Caremark stockholders was filed in November 2006 by the plaintiffs in the consolidated options suit. The purported second amended complaint includes class action allegations challenging the proposed merger with CVS and adds CVS as a defendant. Among other things, the purported second amended complaint alleges that the

Caremark directors approved the Merger Agreement to avoid personal liability in the pending derivative litigation relating to the alleged backdating of stock options. The purported second amended complaint also alleges that CVS aided and abetted the alleged wrongdoing by the directors of Caremark. The plaintiffs seek, among other things, a declaration that the directors breached their fiduciary duties, injunctive relief preventing the defendants from completing the proposed merger, imposition of a constructive trust upon any illegal profits received by the defendants and punitive damages. In December 2006, the plaintiffs moved for leave to file a third amended shareholder derivative and class action complaint adding merger-related claims and moved for expedited discovery. In January 2007, the defendants moved to stay the litigation of claims relating to the proposed merger, which the court granted on January 12, 2007. In so ruling, the court denied the plaintiffs’ motion to file a third amended complaint challenging the proposed merger. On January 19, 2007, pursuant to the court’s ruling, the plaintiffs filed an amended complaint addressing their alleged stock options claims and deleting their claims challenging the proposed merger. The amended complaint seeks to recover damages plus costs and attorneys’ fees from the defendants. In February 2007, the defendants moved to dismiss the amended complaint, and the motion remains pending.

In May 2006, two purported shareholder derivative suits were filed by Stewart Simon and Pirelli Armstrong Tire Corporation Medical Benefits Trust, respectively, in the United States District Court for the Middle District of Tennessee; a third purported shareholder derivative suit was filed by Charles Conrardy in June 2006 in the same court. The lawsuits state that they were filed for the benefit of Caremark Rx, which is the nominal defendant, and each includes, among other things, various claims and allegations concerning certain of the Company’s stock option grants. In July 2006, a federal magistrate ordered the cases consolidated (In Re: Caremark Rx, Inc. Derivative Litigation) and, in August 2006, the plaintiffs filed a consolidated complaint which superseded the individual complaints. The consolidated complaint names certain of the Company’s present and former directors and officers as individual defendants and alleges, among other things, that the individual defendants breached their fiduciary duties and violated federal securities laws in connection with certain stock option grants. The consolidated complaint seeks damages, costs and attorneys’ fees from the individual defendants and also seeks an accounting, rescission and constructive trust with respect to certain stock option grants. In September 2006, all of the defendants, including the Company, moved to dismiss the consolidated complaint. The court has not ruled on those motions. In November 2006, the plaintiffs in the pending In Re: Caremark Rx, Inc. Derivative Litigation in the United States District Court for the Middle District of Tennessee moved for leave to file a first amended shareholder derivative and class action complaint to add class action allegations challenging the proposed merger with CVS. On January 30, 2007, the court granted Caremark’s motion to stay the merger-related claims. On March 1, 2007, the plaintiffs filed a motion to voluntarily dismiss the lawsuit, which the court granted on March 2, 2007.

Item 9. Exhibits.

The following exhibits are filed with this Supplemental 14D-9.

Exhibit No.	Description

(a)(2)	Offer to Exchange, dated January 16, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Express Scripts, Inc., filed on January 16, 2007).*

(a)(3)	Caremark Rx, Inc. Schedule 14A proxy statement filed on April 7, 2006 (incorporated by reference herein).*

(a)(4)	Joint Proxy Statement/Prospectus, dated January 19, 2007, included in the Registration Statement on Form S-4 of CVS Corporation, registration number 333-139470, filed on January 18, 2007 (incorporated by reference herein).*

(a)(5)	Caremark presentation, dated March 2007, filed under Rule 425 on March 6, 2007 (incorporated by reference herein).

(a)(6)	Statement of Caremark filed under Rule 425 on March 1, 2007 (incorporated by reference herein).

(a)(7)	Form 10-K for year ended December 31, 2006, filed on February 27, 2007 (incorporated by reference herein).

(a)(8)	Press release, dated February 24, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 26, 2007).

(a)(9)	Letter to Caremark stockholders, dated February 26, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 26, 2007).

(a)(10)	Press release, dated February 23, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 26, 2007).

(a)(11)	Press release, dated February 20, 2006 (incorporated by reference to Caremark’s Form 8-K filed on February 21, 2007).

(a)(12)	Press release, dated February 13, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 13, 2007).

(a)(13)	Supplement to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4, file No. 333-139470, filed by CVS Corporation on January 19, 2007, filed on Caremark’s Form 8-K on February 13, 2007 (incorporated by reference herein).

(a)(14)	Amendment to Letter Agreement, dated February 12, 2007, by and between Caremark and CVS (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 13, 2007).

(a)(15)	Press release, dated February 13, 2007 (incorporated by reference to Exhibit 99.2 to Caremark’s Form 8-K filed on February 13, 2007).

(a)(16)	Press release, dated February 12, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 12, 2007).

(a)(17)	Supplement to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4, file No. 333-139470, filed by CVS Corporation on January 19, 2007 filed on Caremark’s Form 8-K on February 12, 2007 (incorporated by reference herein).

(a)(18)	Press release, dated February 9, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on February 9, 2007).

(a)(19)	Questions & Answers--Setting the Record Straight about the CVS Merger and the Express Scripts Proposal, filed under Rule 425 on February 6, 2007 (incorporated by reference herein).

(a)(20)	Form of Letter to Caremark stockholders regarding non-confirming proxy cards, filed under Rule 425 on February 6, 2007 (incorporated by reference herein).

(a)(21)	Letter to Caremark stockholders, dated February 5, 2007, filed under Rule 425 on February 5, 2007 (incorporated by reference herein).

(a)(22)	Caremark presentation, dated February 2, 2007, filed under Rule 425 on February 2, 2007 (incorporated by reference herein).

(a)(23)	Caremark presentation to ISS, dated January 31, 2007, filed under Rule 425 on January 31, 2007 (incorporated by reference herein).

(a)(24)	Press release, dated January 31, 2007 (incorporated by reference to Exhibit 99.1 to Caremark’s Form 8-K filed on January 31, 2007).

(a)(25)	Advertisement entitled “CVS/Caremark Merger -- A Winning Combination to Deliver Immediate and Long Term Shareholder Value,” filed under Rule 425 on January 31, 2007 (incorporated by reference herein).

(a)(26)	Letter to Caremark employees regarding integration planning, filed under Rule 425 on January 30, 2007 (incorporated by reference herein).

(a)(27)	Press release, dated January 30, 2007, filed under Rule 425 on January 30, 2007 (incorporated by reference herein).

(a)(28)	Advertisement entitled “The CVS/Caremark Merger Provides the Best Value and Certainty for Caremark Shareholders,” filed under Rule 425 on January 29, 2007 (incorporated by reference herein).

(a)(29)	Press release, dated January 25, 2007, filed under Rule 425 on January 26, 2007 (incorporated by reference herein).

(a)(30)	Letter to Caremark clients, dated January 25, 2007, filed under Rule 425 on January 25, 2007 (incorporated by reference herein).

(a)(31)	Press release, dated January 10, 2007, filed under Rule 425 on January 25, 2007 (incorporated by reference herein).

(a)(32)	Questions & Answers--Setting the Record Straight About the CVS Merger and Express Scripts Proposal, filed under Rule 425 on January 25, 2007 (incorporated by reference herein).

*	Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Supplemental 14D-9 is true, complete and correct.

CAREMARK RX, INC

By	/s/ E. Mac Crawford
Name:	E. Mac Crawford
Title:	Chairman, Chief Executive Officer and President

Dated: March 8, 2007